Registration No. 24-3656

SECURITIES AND EXCHANGE COMMISSION

SUPPLEMENT DATED NOVEMBER 18, 2005
TO
POST QUALIFICATION AMENDMENT NO. 13
TO
FORM 1-A/A

REGULATION A OFFERING STATEMENT

UNDER

THE SECURITIES ACT OF 1933



RECEIVED
NOV 2 1 2005
203



05071977

STEUBEN TRUST CORPORATION
(Exact name of issuer as specified in its charter)

NEW YORK
(State or other jurisdiction of incorporation or organization)

One Steuben Square, Hornell, New York 14843-1699
(607) 324-5010
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Stephen H. Waite, Esq.
UNDERBERG & KESSLER LLP
300 Bausch & Lomb Place
Rochester, New York 14604
(585) 258-2800



NOV 2 9 2005

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6060	16-1368310
Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

To the Common Shareholders of Steuben Trust Corporation:

Effective November 17, 2005, the Board of Directors of the Steuben Trust Corporation determined the fair market value of the Common Stock of Steuben Trust Corporation, for purposes of the Corporation's Share Owner Dividend Reinvestment and Stock Purchase Plan, to be $22.29 per share.

POWER OF ATTORNEY

The Issuer and each person whose signature appears below hereby appoints Brenda L. Copeland and James P. Nicoloff, and each of them, as attorneys-in-fact, each with full power of substitution, to execute in their names and on behalf of the Issuer and each such person, individually and in each capacity stated below, one or more amendments (including post-effective amendments) to this Offering Statement as the attorney-in-fact acting on the premise shall from time to time deem appropriate and to file any such amendment to this Offering Statement with the Securities and Exchange Commission.

SIGNATURES

The Issuer. The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hornell, New York, on this 18th day of November, 2005.

STEUBEN TRUST CORPORATION



By:
James P. Nicoloff,
Executive Vice President and
Chief Financial Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

Date: November 18, 2005

By: Brenda L. Copeland*
Brenda L. Copeland, President and
Chief Executive Officer



Date: November 18, 2005

By:
James P. Nicoloff,
Executive Vice President, Treasurer and
Chief Financial Officer

Date: November 18, 2005

By: David A. Shults*
David A. Shults, Director and
Chairman of the Board

Date: November 18, 2005

By: Robert U. Blades, Jr.*
Robert U. Blades, Jr., Director

Date: November 18, 2005

By: Charles M. Edmondson.*
Charles M. Edmondson, Director

Date: November 18, 2005

By: Stoner E. Horey*
Stoner E. Horey, Director

Date: November 18, 2005

By: Charles D. Oliver*
Charles D. Oliver, Director

Date: November 18, 2005

By: Kenneth D. Philbrick*
Kenneth D. Philbrick, Director

Date: November 18, 2005

By: Eric Shults*
Eric Shults, Director

Date: November 18, 2005

By: Sherry C. Walton*
Sherry C. Walton, Director

Date: November 18, 2005

By: Charles K. Wellington*
Charles K. Wellington, Director

*By: 
James P. Nicoloff, as Attorney-in-fact

STEUBEN TRUST CORPORATION

POWER OF ATTORNEY

The Issuer and each person whose signature appears below hereby appoints Brenda L. Copeland and James P. Nicoloff, and each of them, as attorneys-in-fact, each with full power of substitution, to execute in their names and on behalf of the Issuer and each such person, individually and in each capacity stated below, one or more amendments (including post-effective amendments) to this Offering Statement as the attorney-in-fact acting on the premise shall from time to time deem appropriate and to file any such amendment to this Offering Statement with the Securities and Exchange Commission. This Power of Attorney may be executed in counterparts, all of which taken together shall constitute one and the same instrument.

SIGNATURES

Date: November 17, 2005



David A. Shults, Director and
Chairman of the Board

Date: November 17, 2005



Robert U. Blades, Jr., Director

Date: November 17, 2005



Charles M. Edmondson, Director

Date: November 17, 2005



Stoner E. Horey, Director

Date: November 17, 2005



Charles D. Oliver, Director

Date: November 17, 2005



Kenneth D. Philbrick, Director

Date: November 17, 2005



Eric Shults, Director

Date: November 17, 2005



Sherry C. Walton, Director

Date: November 17, 2005



Charles K. Wellington, Director